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[Preston Gates & Ellis LLP Letterhead]

April 20, 2005

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 0308
450 Fifth Street N.W.
Washington, D.C. 20549

Re:
Zumiez Inc.
Registration Statement on Form S-1
File No. 333-122865
Filed February 17, 2005

Dear Mr. Owings:

        On behalf of our client, Zumiez Inc. (the "Company"), we are hereby submitting Amendment No. 2 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 2") for filing under the Securities Act of 1933, as amended (the "Act"). Amendment No. 2 is marked to show revisions from the first amendment to Form S-1 filed on March 30, 2005 ("Amendment No. 1") and reflects revisions made in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated April 12, 2005 (the "Comment Letter") addressed to Brenda I. Morris, Chief Financial Officer of the Company.

        We are also furnishing supplementally certain information requested in the Comment Letter. Below we have reprinted each of the Staff's comments in bold and thereunder set forth our related response. Capitalized terms used herein have the same meanings as set forth in Amendment No. 2. Except with respect to page numbers originally referenced in your Comment Letter or unless otherwise noted, all page number references herein relate to pages in the prospectus contained within Amendment No. 2 (the "Prospectus").

        We have been authorized by the Company to deliver its responses to the Staff's comments set forth below. All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with Preston Gates & Ellis LLP.

General

  1.
  COMMENT: We note your response to our prior comment 4. Please provide an expanded legal analysis as to why the issuance of securities is not required to be registered.

    RESPONSE: As stated in the Company's previous response letter, immediately prior to the initial public offering, Zumiez Holdings will distribute the shares of the Company's common stock that it holds to Mr. Campion, Mr. Brooks, Mr. Haakenson and Brentwood-Zumiez Investors, LLC (collectively, the "Transfer Recipients"), pursuant to the terms of the Zumiez Holdings LLC Agreement. The shares that will be transferred by Zumiez Holdings prior to the initial public offering were acquired by Zumiez Holdings in 2002 and will be transferred to such persons under the terms of the Holdings LLC Agreement for no consideration. The term "sale" is defined in Section 2(3) of the Act as a disposition for "value." The transfer of the Company's common stock held by Zumiez Holdings to the Transfer Recipients pursuant to the terms of the Zumiez Holdings LLC Agreement will not constitute a disposition of securities for value since such recipients will merely receive in such transfer that which they already indirectly and beneficially own (i.e., the assets of Zumiez Holdings LLC). Neither Zumiez Holdings LLC nor the Company will receive any consideration or other value in connection with the transfer. The distribution will not involve an "offer to sell" or a "sale" of such common stock within the meaning of Sections 2(3) or 5 of the Act, and, therefore, the registration of such common stock under the Act in connection with the distribution is not required.

  2.
  COMMENT: We note your response to prior comment 3. Please advise us which reports are publicly available and file the consents for the reports that are not publicly available.

    RESPONSE: This will confirm that the the December 1, 2004 press release by Teenage Research Unlimited is publicly available. The Teenage Research Unlimited press release is available on the Internet at http://www.teenresearch.com/PRview.cfm?edit_id=287. We supplementally advise the Staff that the Prospectus has been revised to update the data taken from the 2004 Sports Participation Topline Report by SGMA International, which was previously provided to the Staff, with data taken from the 2005 Sports Participation Topline Report by SGMA International. Please see page 40 of the Prospectus for the updated data. This will confirm that the 2005 Sports Participation Topline Report is publicly available on the Internet at http://www.sgma.com/reports/data/2005/p28b-05.pdf. A copy of the 2005 Sports Participation Topline Report is provided herewith (the report is attached hereto as Exhibit A). We have also provided herewith a copy of the consent of Board-Trac, Inc. to the use of the data contained in their 2003 Size of the Market Report, which is not publicly available, in the Prospectus (the consent is attached hereto as Exhibit B to this letter).

Certain Terms Used in this Prospectus, page ii

  3.
  COMMENT: We note your response to our prior comment 6. Please delete this section or relocate it to a more appropriate location in the registration statement.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments.

Use of Proceeds, page 20

  4.
  COMMENT: We note your response to our prior comment 16. Please disclose the approximate dollar amount you intend to allocate to each of the purposes you have identified.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 20 of the Prospectus.

Management's Discussion and Analysis General, page 26

General, page 26

  5.
  COMMENT: On page 28, please specify the steps you intend to take to increase the percentage of net sales of private label merchandise in the future.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 28 of the Prospectus.

Management, page 46

  6.
  COMMENT: We note your response to our prior comment 26. Please account for Ms. Kilbourne's professional experience between May 2001 and 2002 and between 2003 and September 2004.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 47 of the Prospectus.

2

Certain Relationship and Related Transactions, page 58

  7.
  COMMENT: We note your response to our prior comment 28. Please file the Zumiez Holding LLC company agreement as an exhibit.

    RESPONSE: We hereby advise the Staff that the Limited Liability Company Agreement of Zumiez Holdings LLC has been filed with Amendment No. 2 as Exhibit 10.10 to the Registration Statement on Form S-1.

Underwriting, page 68

  8.
  COMMENT: We note your response to prior comment 35. If the selling shareholders are affiliates of the company, you should disclose that they may be deemed underwriters under the federal securities laws.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see page 69 of the Prospectus.

  9.
  COMMENT: We note your response to prior comment 37. Please provide us with the draft email messages you will send to investors.

    RESPONSE: The managing underwriters have advised the Company that to date they have not emailed any electronic copies of the preliminary prospectus to prospective investors. The managing underwriters have further advised the Company that they have decided not to deliver electronic copies of the preliminary prospectus to prospective investors by email. In addition, the managing underwriters have advised the Company that, if there is an underwriting syndicate, then, at the time the managing underwriters send out invitations to participate in the offering to potential syndicate members, those potential syndicate members that are invited must accept the invitation on the basis that they will not email an electronic copy of the preliminary prospectus to prospective investors.

  10.
  COMMENT: We note your response to our prior comment 39. Please tell us the identity of the managing underwriter who will arrange with NetRoadshow, Inc. to conduct an Internet roadshow.

    RESPONSE: The managing underwriters have advised the Company that Piper Jaffray & Co., one of the managing underwriters, will arrange with NetRoadshow to conduct an internet roadshow.

  11.
  COMMENT: We note your response to prior comment 42. Please include your response regarding lock-up restrictions in the registration statement. Also, if officers, directors and five percent holders have the right to acquire beneficial ownership of common stock within 60 days under a contractual commitment that is part of the directed share program, you should include the common stock in the beneficial ownership table. You also should consider whether disclosure under Item 404(a) of Regulation S-K is required with respect to participation in the directed share program by these parties.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments with respect to the lock-up restrictions. Please see page 72 and page 73 of the Prospectus. This will confirm that there are no contractual commitments under the directed share program giving officers, directors or five percent holders of the Company's common stock the right to acquire beneficial ownership of common stock.

3

Financial Statements

Notes to Financial Statements

General

  12.
  COMMENT: We have reviewed your response to prior comment 51 and still believe that you should present revenue disclosures by product group. Product line revenue disclosure should mirror the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. If providing product line disclosure is impracticable, please revise your filing to so state.

    RESPONSE: The Prospectus has been revised to reflect the Staff's comments. Please see the disclosure in Note 2 to our financial statements on page F-10 of the Prospectus, which reflects the principal product categories that the Company's management reviews on a daily, weekly and monthly basis in connection with the preparation of its general purpose financial statements. Specifically, the Company has grouped its product line information by the following categories: "Men's"; "Women's"; and "Accessories and Other." We note that the Men's category includes men's apparel, the Women's category includes women's apparel, and the Accessories and Other category includes all other merchandise (e.g., hardgoods, accessories, footwear, etc.). These are the primary categories reported to management for the purposes of managing the business. As noted in the previous response letter, the Company carries a substantial number of actual product lines. Based on trends, seasonality, and other variables, management does from time to time review detailed data from various product lines within the above-referenced product categories. However, such detailed data is ultimately reviewed and assessed on an aggregated basis across the product categories listed above. The Company believes that it would be impracticable to report revenue disclosures at a more detailed level than the product categories listed above and that such information would not provide investors with meaningful insight into the Company's results of operations. The Company believes that its product category grouping is consistent with the manner in which many of the Company's peers in the retail industry report revenues. The Company believes that the foregoing product categories are consistent with the requirements of paragraph 37 of SFAS 131.

2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

  13.
  COMMENT: We have reviewed your response to prior comment 53. The Zumiez Gift Card Polices section of your website states that a $1.50 monthly dormant fee is deducted for any 24-month period that the card is not used. Please help us understand how this policy reconciles to your accounting policy "The Company does not assess gift card dormancy fees." If your policy is to not charge dormancy fees despite your legal right to do so, please clarify.

    RESPONSE: This will confirm that although the Company is legally entitled to assess a gift card dormancy fee, but the Company has not historically charged such fees. The Prospectus has been revised to clarify this matter. Please see page F-10 of the Prospectus.

4

Exhibit 5.1 Legal Opinion

  14.
  COMMENT: Please confirm to us that the reference and limitation to "Washington General Corporation Law" includes the statutory provisions and also all applicable provisions of the Washington Constitution and reported judicial decisions interpreting these laws.

    RESPONSE: This will confirm that the reference and limitation to "Washington General Corporation Law" in the legal opinion contained in Exhibit 5.1 to the Company's registration statement include the statutory provisions and also all applicable provisions of the Washington Constitution and reported judicial decisions interpreting such laws.

        We hope that the foregoing and the filing of Amendment No. 2 adequately address the concerns of the Staff regarding Amendment No. 1. Please call either myself or, in my absence, Chris K. Visser, both of us can be reached at (206) 623-7580, if you have any questions or further comments with respect to the foregoing.

Very truly yours,
Preston Gates & Ellis LLP
By:	/s/ GARY J. KOCHER Gary J. Kocher
cc:
Pradip Bhaumik
George Ohsiek
Yong Kim
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

  Richard M. Brooks
  Brenda I. Morris
  Zumiez Inc.
  6300 Merrill Creek Parkway
  Suite B
  Everett, WA 98203

  Chris K. Visser, Esq.
  Preston Gates & Ellis LLP
  925 Fourth Avenue
  Suite 2900
  Seattle, WA 98104

  Eric S. Haueter, Esq.
  Sidley Austin Brown & Wood LLP
  555 California Street
  San Francisco, CA 94104

5

Exhibit A

        The SGMA Report:

Sports
Participation
Topline Report
2005 Edition

Statistical Highlights from
the Superstudy® of
Sports Participation

SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2005

	1987 Benchmark	1990	1993	1998	2000	2002	2003	2004	1 Year % Change (2003-2004)	6 Year % Change (1998-2004)	17 Year % Change (1987-2004)
Fitness Activities
Aerobics (High Impact)	13,961	12,359	10,356	7,460	5,581	5,423	5,875	5,521	-6.0%	-26.0%	-60.0%
Aerobics (Low Impact)	11,888	15,950	13,418	12,774	9,752	9,286	8,813	8,493	-3.6%	-33.5%	-28.6%
Aerobics (Step)	n.a.	n.a.	11,502	10,784	8,963	8,336	8,457	8,257	-2.4%	-23.4%	-28.2%[2]
Aerobics (Net)	21,225	23,015	24,839	21,017	17,326	16,046	16,451	15,767	-4.2%	-25.0%	-25.7%
Other Exercise to Music	n.a.	n.a.	n.a.	13,846	12,337	13,540	14,159	16,365	+15.8%	+18.2%	n.a.
Aquatic Exercise	n.a.	n.a.	n.a.	6,685	6,367	6,995	7,141	5,812	-18.6%	-13.1%	n.a.
Calisthenics	n.a.	n.a.	n.a.	30,982	27,790	26,862	28,007	25,562	-8.7%	-17.5%	n.a.
Cardio Kickboxing	n.a.	n.a.	n.a.	n.a.	7,163	5,940	5,489	4,773	-14%	n.a.	-33.4%[5]
Fitness Bicycling	n.a.	n.a.	n.a.	13,556	11,435	11,153	12,048	10,210	-15.3%	-24.7%	n.a. [1]
Fitness Walking	27,164	37,384	36,325	36,395	36,207	37,981	37,945	40,299	+6.2%	+10.7%	+48.4%
Running/Jogging	37,136	35,722	34,057	34,962	33,680	35,866	36,152	37,310	+3.2%	+6.7%	0.0%
Fitness Swimming	16,912	18,045	17,485	15,258	14,060	14,542	15,899	15,636	-1.6%	+2.5%	-7.5%
Pilates Training	n.a.	n.a.	n.a.	n.a.	1,739	4,671	9,469	10,541	+11.3%	n.a.	+506.2%[5]
Stretching	n.a.	n.a.	n.a.	35,114	36,408	38,367	42,096	40,799	-3.1%	+16.2%	n.a.
Yoga/Tai Chi	n.a.	n.a.	n.a.	5,708	7,400	11,106	13,371	12,414	-7.1%	+117.5%	n.a.
Equipment Exercise
Barbells	n.a.	n.a.	n.a.	21,263	21,972	24,812	25,645	24,103	-6.0%	+13.4%	n.a.
Dumbells	n.a.	n.a.	n.a.	23,414	25,241	28,933	30,549	31,415	+2.8%	+34.2%	n.a.
Hand Weights	n.a.	n.a.	n.a.	23,325	27,086	28,453	29,720	30,143	+1.4%	+29.3%	n.a.
Free Weights (Net)	22,553	26,728	28,564	41,266	44,499	48,261	51,567	52,056	+1.0%	+26.2%	+130.8%
Weight/Resistance Machines	15,261	16,776	19,446	22,519	25,182	27,848	29,996	30,903	+3.0%	+37.2%	+102.5%
Home Gym Exercise	3,905	4,748	6,258	7,577	8,103	8,924	9,260	9,347	+1.0%	+23.4%	+139.4%
Abdominal Machine/Device	n.a.	n.a.	n.a.	16,534	18,119	17,370	17,364	17,440	0.0%	+5.5%	n.a.
Rowing Machine Exercise	14,481	14,639	11,263	7,485	6,229	7,092	6,484	7,303	+12.6%	-2.4%	-49.6%
Stationary Cycling (Upright Bike)	n.a.	n.a.	n.a.	20,744	17,894	17,403	17,488	17,889	+2.3%	-13.8%	n.a.
Stationary Cycling (Spinning)	n.a.	n.a.	n.a.	6,776	5,431	6,135	6,462	6,777	+4.9%	0.0%	n.a.
Stationary Cycling (Recumbent Bike)	n.a.	n.a.	n.a.	6,773	8,947	10,217	10,683	11,227	+5.1%	+65.8%	n.a.
Stationary Cycling (Net)	30,765	39,823	35,975	30,791	28,795	29,083	30,952	31,431	+1.6%	+2.1%	+2.2%
Treadmill Exercise	4,396	11,484	19,685	37,073	40,816	43,431	45,572	47,463	+4.2%	+28.0%	+979.7%
Stair-Climbing Machine Exercise	2,121	13,498	22,494	18,609	15,828	14,251	14,321	13,300	-7.1%	-28.5%	+527.1%
Aerobic Rider	n.a.	n.a.	n.a.	5,868	3,817	3,654	2,955	2,468	-16.5%	-58.0%	n.a.
Elliptical Motion Trainer	n.a.	n.a.	n.a.	3,863	6,176	10,695	13,415	15,678	+16.9%	+305.9%	n.a.
Cross-Country Ski Machine Exercise	n.a.	n.a.	9,792	6,870	5,444	5,074	4,744	4,155	-12.4%	-39.5%	-35.0%[1]
Team Sports
Baseball	15,098	15,454	15,586	12,318	10,881	10,402	10,885	9,694	-10.9%	-21.3%	-35.8%
Basketball	35,737	39,808	42,138	42,417	37,552	36,584	35,439	34,223	-3.4%	-19.3%	-4.2%
Cheerleading	n.a.	n.a.	3,257	3,266	3,377	3,596	3,574	4,131	+15.6%	+26.5%	+35.9%[1]
Ice Hockey	2,393	2,762	3,204	2,915	2,761	2,612	2,789	1,998	-28.4%	-31.5%	-16.5%
Field Hockey	n.a.	n.a.	n.a.	1,375	1,349	1,096	n.a.	n.a.	n.a.	n.a.	n.a.
Football (Touch)	20,292	20,894	21,241	17,382	15,456	14,903	14,119	12,993	-8.0%	-25.2%	-35.9%
Football (Tackle)	n.a.	n.a.	n.a.	n.a.	5,673	5,783	5,751	5,440	-5.4%	n.a.	-4.1%[5]
Football (Net)	n.a.	n.a.	n.a.	n.a.	18,285	18,703	17,958	16,436	-8.5%	n.a.	-10.1%[5]
Lacrosse	n.a.	n.a.	n.a.	926	751	921	1,132	914	-19.3%	-1.3%	n.a.

Rugby	n.a.	n.a.	n.a.	546	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a. [4]
Soccer (Indoor)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4,563	4,349	-4.7%	n.a.	n.a. [4]
Soccer (Outdoor)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	16,133	14,608	-9.5%	n.a.	n.a.
Soccer (Net)	15,388	15,945	16,365	18,176	17,734	17,641	17,679	15,900	-10.0%	-12.5%	+3.3%
Softball (Regular)	n.a.	n.a.	n.a.	19,407	17,585	14,372	14,410	14,267	-1.0%	-26.5%	n.a.
Softball (Fast-Pitch)	n.a.	n.a.	n.a.	3,702	3,795	3,658	3,487	4,042	+15.9%	+9.2%	n.a.
Softball (Net)	n.a.	n.a.	n.a.	21,352	19,668	16,587	16,020	16,324	+1.9%	-23.5%	n.a.
Volleyball (Hard Surface)	n.a.	n.a.	n.a.	n.a.	n.a.	11,748	11,008	11,762	+6.9%	n.a.	+0.1%[6]
Volleyball (Grass)	n.a.	n.a.	n.a.	n.a.	n.a.	8,621	7,953	9,163	+15.2%	n.a.	+6.3%[6]
Volleyball (Beach)	n.a.	n.a.	13,509	10,572	8,763	7,516	7,454	7,741	+3.9%	-26.8%	-33.0%[1]
Volleyball (Net)	35,984	39,633	37,757	26,637	22,876	21,488	20,286	22,216	+9.5%	-16.6%	-38.2%[4]
Racquet Sports
Badminton	14,793	13,559	11,908	9,936	8,490	6,765	5,937	6,432	+8.3%	-35.3%	-56.5%
Racquetball	10,395	9,213	7,412	5,853	5,155	4,840	4,875	5,533	+13.5%	-5.5%	-46.8%
Squash	n.a.	n.a.	n.a.	289	364	302	473	290	-38.7%	0.0%	n.a.
Tennis	21,147	21,742	19,346	16,937	16,598	16,353	17,325	18,346	+5.9%	+8.3%	-13.2%

[1]
Fourteen-year change

[2]
Eleven-year change

[3]
Seven-year change

[4]
Five-year change

[5]
nb]Four-year change

[6]
Two-year change

[7]
2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

SGMA SPORTS PARTICIPATION TRENDS

U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2005

	1987 Benchmark	1990	1993	1998	2000	2002	2003	2004	1 Year % Change (2003-2004)	6 Year % Change (1998-2004)	17 Year % Change (1987-2004)
Personal Contact Sports
Boxing	n.a.	n.a.	n.a.	n.a.	1,085	908	945	1,140	+20.6%	n.a.	+5.1%
Martial Arts	n.a.	n.a.	n.a.	5,368	5,722	5,996	6,883	6,898	0.0%	+28.5%	n.a.
Wrestling	n.a.	n.a.	n.a.	n.a.	2,405	2,026	1,820	2,303	+26.5%	n.a.	-4.2%
Indoor Sports
Billiards / Pool	35,297	537	40,254	39,654	37,483	39,527	40,726	36,356	-10.7%	-8.3%	+3.0%
Bowling	47,823	53,537	49,022	50,593	53,844	53,160	55,035	53,603	-2.6%	+6.0%	+12.1%
Darts	n.a.	n.a.	n.a.	21,792	18,484	19,703	19,486	n.a.	n.a.	n.a.	n.a.
Table Tennis	n.a.	20,089	17,689	14,999	13,797	12,796	13,511	14,286	+5.7%	-4.7%	-28.9%
Wheel Sports
Roller Hockey	n.a.	n.a.	2,323	3,876	3,287	2,875	2,718	1,788	-34.2%	-53.9%	-23.0%[2]
Roller Skating (2x2 Wheels)	n.a.	27,101	24,223	14,752	10,834	10,968	11,746	11,103	-5.5%	-24.7%	-59.0%[1]
Roller Skating (Inline Wheels)	n.a.	4,695	13,689	32,010	29,024	21,572	19,233	17,348	-9.8%	-45.8%	+269.5%[1]
Scooter Riding (Non-motorized)	n.a.	n.a.	n.a.	n.a.	13,881	13,858	11,493	10,196	-11.3%	n.a.	-25.5%[5]
Skateboarding	10,888	9,267	5,388	7,190	11,649	12,997	11,090	10,592	-4.5%	+47.3%	-2.7%
Other Sports/Activities
Bicycling (BMX)	n.a.	n.a.	n.a.	n.a.	3,977	3,885	3,365	2,642	-21.5%	n.a.	-33.6%[5]
Bicycling (Recreational)	n.a.	n.a.	n.a.	54,575	53,006	53,524	53,710	52,021	-3.1%	-4.7%	n.a.
Golf	26,261	28,945	28,610	29,961	30,365	27,812	27,314	25,723	-5.8%	-14.1%	-2.0%
Gymnastics	n.a.	n.a.	n.a.	6,224	95,268	5,149	5,189	5,273	+1.6%	-15.3%	n.a.
Swimming (Recreational)	n.a.	n.a.	n.a.	94,371	93,976	92,667	96,429	95,268	-1.2%	+1.0%	n.a.
Walking (Recreational)	n.a.	n.a.	n.a.	80,864	82,561	84,986	88,799	92,677	+4.4%	+14.6%	n.a.
Outdoors Activities
Camping (Tent)	35,232	36,915	34,772	42,677	42,241	40,316	41,891	41,561	-0.8%	-2.6%	+18.0%
Camping (Recreational Vehicle)	22,655	20,764	22,187	18,188	19,035	18,747	19,022	17,424	-8.6%	-4.2%	23.1%
Camping (Net)	50,386	50,537	49,858	50,650	51,606	49,808	51,007	49,412	-3.1%	-2.4%	-1.9%
Hiking (Day)	n.a.	n.a.	n.a.	38,629	39,015	36,778	39,096	39,334	+0.6%	+1.8%	n.a.
Hiking (Overnight)	n.a.	n.a.	n.a.	6,821	6,750	5,839	6,213	6,396	+3.0%	-6.2%	n.a.
Hiking (Net)	n.a.	n.a.	n.a.	40,117	40,133	37,888	40,409	40,713	+0.8%	+1.5%	n.a.
Horseback Riding	n.a.	n.a.	n.a.	16,522	16,988	14,641	16,009	14,695	-8.2%	-11.1%	n.a.
Mountain Biking	1,512	4,146	7,408	8,611	7,854	6,719	6,940	5,334	-23.1%	-38.1%	+252.8%
Mountain/Rock Climbing	n.a.	n.a.	n.a.	2,004	1,947	2,089	2,169	2,161	-0.4%	+7.8%	n.a.
Artificial Wall Climbing	n.a.	n.a.	n.a.	4,696	6,117	7,185	8,634	7,659	-11.3%	+63.1%	n.a.
Trail Running	n.a.	n.a.	n.a.	5,249	5,232	5,625	6,109	6,486	+6.2%	+23.6%	n.a.
Shooting Sports
Archery	8,558	9,252	8,648	7,109	6,047	6,650	7,111	6,756	-5.0%	-5.0%	-21.0%
Hunting (Shotgun/Rifle)	25,241	23,220	23,189	16,684	16,481	16,471	15,232	15,196	-0.2%	-8.9%	-39.8%
Hunting (Bow)	n.a.	n.a.	n.a.	4,719	4,120	4,752	4,155	3,661	-11.9%	-22.4%	n.a.
Paintball	n.a.	n.a.	n.a.	5,923	7,121	8,659	9,835	9,640	-2.0%	+62.8%	n.a.
Shooting (Sport Clays)	n.a.	n.a.	3,100	2,734	2,843	3,017	3,867	3,222	-16.7%	+17.8%	+9.9%
Shooting (Trap/Skeet)	5,073	n.a.	n.a.	3,800	3,827	3,696	4,496	4,059	-9.7%	+6.8%	-20.0%

Target Shooting (Rifle)	n.a.	n.a.	n.a.	14,042	12,984	14,336	15,176	14,057	-7.4%	+0.1%	n.a.
Target Shooting (Handgun)[7]	n.a.	n.a.	n.a.	12,110	10,443	11,064	13,836	11,932	-13.8%	-1.5%	n.a.
Target Shooting (Net)[7]	18,947	21,840	23,498	18,330	16,293	17,558	19,788	18,037	-8.9%	-1.6%	-4.8%
Fishing
Fishing (Fly)	11,359	8,039	6,598	7,269	6,581	6,034	6,033	4,623	-23.4%	-36.4%	-59.3%
Fishing (Freshwater-Other)	50,500	53,207	50,198	45,807	44,050	42,605	43,819	39,433	-10.0%	-13.9%	-21.9%
Fishing (Saltwater)	19,646	19,087	18,490	15,671	14,710	14,874	15,221	13,453	-11.6%	-14.2%	-31.5%
Fishing (Net)	58,402	58,816	55,442	55,488	53,846	51,426	52,970	47,906	-9.6%	-13.7%	-18.0%
Winter Sports
Ice Skating	n.a.	n.a.	n.a.	18,710	17,496	14,530	17,049	14,692	-13.8%	-21.5%	n.a.
Skiing (Cross-Country)	8,344	7,292	6,489	4,728	4,613	4,080	4,171	4,007	-4.0%	-15.2%	-52.0%
Skiing (Downhill)	17,676	18,209	17,567	14,836	14,749	14,249	13,633	11,971	-12.2%	-19.3%	-32.3%
Snowboarding	n.a.	n.a.	2,567	5,461	7,151	7,691	7,818	7,110	-9.1%	+30.2%	+41.0%
Snowmobiling	n.a.	n.a.	n.a.	6,492	7,032	4,515	5,509	4,688	-14.9%	-27.8%	n.a.
Snowshoeing	n.a.	n.a.	n.a.	1,721	1,970	2,006	2,479	2,302	-7.1%	+33.8%	n.a.

[1]
Fourteen-year change

[2]
Eleven-year change

[3]
Seven-year change

[4]
Five-year change

[5]
nb]Four-year change

[6]
Two-year change

[7]
2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

SGMA SPORTS PARTICIPATION TRENDS

U.S. Population, 6 years of age or older, at least once per year (thousands)
Released April 2005

	1987 Benchmark	1990	1993	1998	2000	2002	2003	2004	1 Year % Change (2003-2004)	6 Year % Change (1998-2004)	17 Year % Change (1987-2004)
Water Sports
Boardsailing/Windsurfing	1,145	1,025	835	1,075	655	496	779	418	-46.4%	-61.1%	-63.5%
Canoeing	n.a.	n.a.	n.a.	13,615	13,134	10,933	11,632	11,449	-1.6%	-16.0%	n.a.
Kayaking	n.a.	n.a.	n.a.	3,501	5,562	5,562	6,324	6,147	-2.8%	+75.6%	n.a.
Rafting	n.a.	n.a.	n.a.	5,570	4,431	4,431	4,553	4,209	-7.6%	-24.4%	n.a.
Jet Skiing	n.a.	n.a.	n.a.	11,203	10,835	9,806	10,648	7,972	-25.1%	-28.9%	n.a.
Sailing	6,368	5,981	3,918	5,902	5,271	5,161	5,232	4,307	-17.7%	-27.0%	-32.4%
Scuba Diving	2,433	2,615	2,306	3,448	2,901	3,328	3,215	3,430	+6.7%	-0.5%	+41.0%
Snorkeling	n.a.	n.a.	n.a.	10,575	10,526	9,865	10,179	11,112	+9.2%	+5.1%	n.a.
Surfing	1,459	1,224	n.a.	1,395	2,180	1,879	2,087	1,936	-7.2%	+38.8%	+32.7%
Wakeboarding	n.a.	n.a.	n.a.	2,253	3,581	3,142	3,356	2,843	-15.3%	+26.2%	n.a.
Water Skiing	19,902	19,314	16,626	10,161	10,335	8,204	8,425	6,835	-18.9%	-32.7%	-65.7%

[1]
Fourteen-year change

[2]
Eleven-year change

[3]
Seven-year change

[4]
Five-year change

[5]
nb]Four-year change

[6]
Two-year change

[7]
2003 figure is elevated due to change in category definition from "Pistol" to "Handgun."

Bold type face indicates statistically significant change at 95% confidence level

        You are authorized and encouraged to reproduce this information for bona fide news stories. Please source SGMA International. This information is copyrighted and cannot be repackaged for sale as market research information without specific, written permission of SGMA International. Please contact SGMA International for additional information.

Exhibit B

        [BRENTWOOD ASSOCIATES LETTERHEAD]

April 18, 2004

VIA FACSIMILE: (949) 721-8488

Board-Trac
Attn: Marie Case
21371 Silvertree Lane
Trabuco Canyon, CA 92679

Subject: Consent for Zumiez S-1

Dear Marie:

        As we previously discussed, Zumiez has included the following excerpt from Board-Trac's "2003 Size of Market Report" in its S-1 registration statement with the SEC:

    "According to Board-Trac, a market research firm, retail sales of skateboard, snowboard, and surf/bodyboard apparel, equipment and accessories in the United States were estimated to be approximately $12.1 billion in 2003."

        Please sign below to confirm that you have consented to the use of this information by Zumiez in connection with the preparation of its S-1, which document is available to the general public.

Sincerely,
/s/ STEVEN W. MOORE Steven W. Moore Brentwood Associates
By:	/s/ MARIA CASE Marie Case Board-Trac	Date:	4-18-05

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SGMA SPORTS PARTICIPATION TRENDS U.S. Population, 6 years of age or older, at least once per year (thousands) Released April 2005
SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands) Released April 2005
SGMA SPORTS PARTICIPATION TRENDS
U.S. Population, 6 years of age or older, at least once per year (thousands) Released April 2005